Exhibit 99.1

www.battlemtngold.com TSX.V – BMG OTC PINK - BMTNF

300 - 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772 F.604.684.6024

SHAREHOLDER FILES NOTICE OF INTENT TO SELL

Vancouver, British Columbia – February 22, 2017 – Battle Mountain Gold Inc. (the “Company”) announces that it has received notice from Gold Standard Ventures Corp. (“Gold Standard”), a control person of the Company, of Gold Standard’s intention to sell up to 16,607,620 common shares of the Company through the facilities of the TSX Venture Exchange or in private transactions.

On behalf of the Board of Directors of

BATTLE MOUNTAIN GOLD INC.

“Chet Idziszek”

Chet Idziszek, Chairman, President and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.